## Contact

www.linkedin.com/in/mikefung (LinkedIn)
www.kadium.com (Company)

## Top Skills

Creative Direction
New Business Development
Public Speaking

# Mike Fung

Co-founder of ABOARD
Redondo Beach, California, United States

## Summary

Mike Fung is a passionate entrepreneur with a background of over 25 years of strategic thought leadership. His focus is on delivering brand experiences that inspire and strengthen advocacy to drive consumer engagement. His teams have created award-winning work across industries, including healthcare (Roche, Genentech), entertainment (Sony, Warner Bros.), technology (Adobe, Google), fashion (Levi's, Charles David), and CPG (method, Georgia Pacific) through results-driven communications that ignite connections and nurture conversion. Mike is able to thrive in complex stakeholder environments and harness his energy to crack the nuts that have not yet been solved. He is always looking for opportunities to collaborate on meaningful strategies that increase business value.

## Experience

### lookyLOO
Chief Creative Officer
January 2022 - Present (2 years 2 months)
Los Angeles, California, United States

### ABOARD
Co-founder of ABOARD
September 2020 - Present (3 years 6 months)
Los Angeles, California, United States

We inspire creative confidence through extraordinary collaborations whereby you become the organization you have always aspired to have been. Decades of in-house and agency experience defined our purpose: to help change agents break through vicious cycles in order to deliver purpose-driven branding, communications & marketing. From coaching and mentoring to strategic consultation and workshops to hands on prototype and development – we are the “creative glue” for your team.

### Roche
Head of Creative Solutions

July 2017 - September 2020 (3 years 3 months)
Basel

Genentech
Associate Director, Interactive Portfolio Services at Genentech
December 2014 - June 2017 (2 years 7 months)
So San Francisco, Ca

Havas Worldwide San Francisco
6 years

Managing Director, Genentech
March 2008 - December 2014 (6 years 10 months)

ECD
2008 - December 2014 (6 years)

Kadium
CCO
September 2001 - March 2008 (6 years 7 months)
Kadium is an award winning digital marketing agency located in San
Francisco. Kadium's strengths lie in developing dynamic websites that brand,
sell and retain client's customers and in producing influential and effective
online marketing for a diverse set of clients.

For 7 years Kadium has been bringing brands, products and entertainment
to life online. Staffed by specialists with backgrounds in traditional marketing
and years of new media expertise, Kadium provides clients such as Sony
Playstation, Genentech, US Air Force and Adobe with elevated forms of
creative communication which impact interactive branding and marketing.

Breast Cancer Fund
2 years

Board Member
2004 - 2006 (2 years)

Board Member
2004 - 2006 (2 years)

Convergence Mediagroup
Art Director
1999 - 2000 (1 year)

Gap Inc./Gap Inc. Direct
Sr Designer
1998 - 2000 (2 years)

Gap Inc. Direct
Sr. Designer
1998 - 2000 (2 years)

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## Education

University of California, Davis
BS, Design · (1993 - 1998)

Central Saint Martins
Design · (1997 - 1997)